Exhibit 99.112

ENCORE ENERGY DISCOVERS STACKED MULTIPLE URANIUM BEARING SANDSTONES AND EXTENDS MINERALIZATION AT ROSITA SOUTH PROJECT, TEXAS

CORPUS CHRISTI, Texas, April 11, 2022 /CNW/ - enCore Energy Corp. (“enCore” or the “Company”) (TSXV: EU), (OTCQB: ENCUF) is pleased to announce positive results from its on-going uranium delineation and exploration drill programs at its 100% owned Rosita South project. The Rosita South project is adjacent to enCore’s licensed past-producing Rosita In-Situ Recovery (ISR) Uranium Processing Plant (Rosita Plant), Texas. The Rosita South area provides one of the most optimal source of future feed for the Rosita Plant. The Company has recently added a 3rd drill rig with 2 additional rigs expected to begin in the near term.

Highlights of the Rosita South uranium delineation and exploration drill programs include:

●	32 drill holes reported for a total of ~11,000 feet including 20 delineation drill holes and 12 exploration drill holes;

●	The exploration drilling has identified 8 mineralized sands plus an additional 4 potentially mineralized sands, all within 800 feet of the surface, which provide opportunities for discovery of future uranium resources across the entire Rosita project

●	Delineation drill results established an extension of mineralization in the Production Area which supports the start-up of the Rosita Plant expected next year.

To view the project map and geologic section: https://bit.ly/3NXX1Fl.

“We are pleased with the initial results from the on-going drill programs which have been designed to expand known mineralization at Rosita South and explore for new deposits at depth. The results indicate enhanced potential for further uranium mineralization not only from the previously known shallow deposits but more importantly the virtually untested numerous stacked mineralized sands underlying the licensed production area,” said William M. Sheriff, Executive Chairman. “The potential of multiple stacked uranium mineralized units can be compared in concept to oil and gas where there are commonly multiple pay zones (oil and gas bearing units) in a producing well or in many gold systems where near surface gold deposits overlay one or more deeper-rooted structures or units with gold mineralization. The addition of more drill rigs will increase the pace and breadth of both our delineation of known mineralization and exploration of these deeper mineralized sands.”

Uranium Delineation Drilling Program

Twenty drill holes for a total of 4,030 feet were designed to in-fill and confirm known mineralization at Rosita South. The current drilling has extended uranium mineralization over 300 feet laterally beyond the previously known limits of ISR amenable uranium mineralization.

South Rosita Project – Selected Delineation Drill Results

Drill Hole	Sand	Grade Thickness	Grade Thickness
			(GT)*
SRC-22-4 UA-(upper-A)	0.04	6.0	0.240
SRC-22-14 UA	0.087	6.5	0.563
SRC-22-17 LA-(lower-A)	0.209	5.0	1.046
SRC-22-18 UA-&	0.069	7.0	0.485
LA	0.131	1.5	0.197
SRC-22-19 LA	0.089	4.5	0.399

All intercepts are between 117 and 145 feet below surface in saturated sands (required for ISR). The water table is located approximately 70-80 feet below surface.

*Grade Thickness, or GT, is defined as the product of the mineral grade (at the .02% U3O8 cutoff) multiplied by the thickness of the mineralization at or above the cutoff value. GTvalues of 0.3 and above are considered to be the minimumfor inclusion in a wellfield. Values of 0.45 are considered typical ISRore-grade for shallow deposits. The highest GTencountered during this programwas 1.05 in hole number SRC-22-17. Select intercepts are presented in thetable above.

Uranium Exploration Drill Program

Twelve deeper exploration holes, totaling 7,380 feet, were designed to test for uranium bearing sands below the known shallow mineralized sands at Rosita South. The success of this exploration program has been made possible through the recently acquired access to more than 1,500 drill logs and historical geological data from Mobil Energy Minerals Company, Moore Energy Corporation and URI, Inc.

The evaluation of this newly-acquired data led to the 12 drill holes which intercepted highly anomalous down-hole gamma radiation indicative of uranium mineralization from 8 mineralized sands and an additional 4 potentially mineralized sands within the Goliad and Oakville formations. All of these sands lie within 800 feet of surface beneath the project area. Previous ISR recovery in the Rosita Production Area was confined to the shallowest of these units, leaving the lower sandstone units essentially untested. “Acquisition and archiving of historical exploration data has been an important part of our corporate strategy from the beginning and promises to save us millions of dollars in exploration expense as we go forward with our expansion plans,” Sheriff noted.

Rosita Central Uranium Processing Plant (Rosita Plant)

enCore’s Rosita Plant, located approximately 60 miles from Corpus Christi, Texas, is a licensed, past-producing in-situ recovery (ISR) uranium plant currently under refurbishment. With a completion deadline at the end of Q2/2022, the plant is on schedule and on budget to meet a 2023 production target. The Rosita Plant is designed to process uranium feed from multiple satellite operations, all located in the South Texas area and is 1 of 11 licensed uranium processing plants in the United States, 2 of which are owned by enCore Energy.

The Company also advises it has appointed Red Cloud Securities Inc. and Red Cloud Financial Services Inc. (together “Red Cloud”) to provide the Company with a range of capital markets advisory services. Red Cloud is a Toronto-based financial services company that provides assistance to mineral exploration and mining companies in accessing capital markets and enhancing their corporate profile. Under the engagement, Red Cloud will be paid a fee of $10,000 per month for the services it will render for a one year period.

Quality Assurance/Quality Control

All drill holes are 5.625 inch diameter rotary-mud holes. Each hole is logged with electrical and gamma methods upon completion. Any anomalous gamma readings are followed up with Prompt Fission Neutron (PFN) surveys which provide direct and accurate in-situ uranium values eliminating any concerns over disequilibrium. The Company owns and operates 2 logging trucks and 5 PFN tools.

Many uranium deposits have a degree of disequilibrium, whereby the radioactivity measured in drill holes using traditional gamma methods does not accurately correspond to ore grade, due to the continued decay of uranium daughter products including potassium, thorium, lead and bismuth relative to radium (Ra226), a significant gamma emitter. Traditionally, accurate uranium values are determined by chemical assay of drill core which is time consuming and expensive.

Without accurate uranium values, the potential to make inaccurate estimates of mineralization on both the high and low side is ever present. PFN analysis is instantaneous and accurate eliminating potential errors by using neutron activation to directly detect and quantify uranium content in place down the drill hole.

The PFN tool creates very fast neutrons (14MeV) and fires 108 neutrons per second. Therefore, the neutrons emitted by the PFN tool excite, at an atomic level, in-situ uranium atoms in the drill hole, creating fast (epithermal) neutrons and slow (thermal) neutrons. The ratio of epithermal to thermal neutrons is proportional to uranium, allowing the U3O8 ore grade to be accurately calculated. This provides a relatively inexpensive and instantaneous means for accurate assaying in-situ ore grades over large areas, and allows for accurate ore body mapping, resource estimation, and wellfield planning.

Mark Pelizza, MSc. Geo. Eng., CPG-11821, a Director for the Company, and a Qualified Person under NI 43-101, has approved the technical disclosure in this news release.

About enCore Energy Corp.

enCore Energy is rapidly advancing towards becoming the next producer of American uranium. With approximately 90 million pounds of U3O8 estimated in the measured and indicated categories and 9 million pounds of U3O8 estimated in the inferred category1, enCore is the most diversified in-situ recovery uranium development company in the United States. enCore is focused on becoming the next uranium producer from its licensed and past-producing South Texas Rosita Processing Plant by 2023. The South Dakota-based Dewey Burdock and Wyoming Gas Hills projects offer mid-term production opportunities with significant New Mexico uranium resource endowments providing long-term opportunities. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle.

[1]	Mineral resource estimates are based on technical reports prepared in accordance with NI43-101 and available on SEDARas well as company websites at www.encoreuranium.com.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward- looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements relating to the intended use of the net proceeds of the Offering and the completion of any capital project or property acquisitions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; inability to access additional capital; the ability of enCore to implement its business strategies; and other risks. Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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%SEDAR: 00029787E

For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com, www.encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 11-APR-22